Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	Year Ended December 31
	2012	2011	2010	2009	2008
Earnings:
Earning (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$831.2	$727.0	$598.1	$159.2	$180.8
Fixed charges	280.2	326.9	228.9	172.7	206.7
Amortization of capitalized interest	2.6	3.6	1.1	0.4	0.2
Capitalized interest	(3.4)	(6.5)	(6.4)	(5.6)	(4.6)

Total earnings (a)	$1,110.6	$1,051.0	$821.7	$326.7	$383.1

Fixed Charges:
Interest expensed	$219.0	$251.3	$170.5	$129.0	$146.7
Capitalized interest	3.4	6.5	6.4	5.6	4.6
Amortization of debt issue costs	29.4	38.2	13.7	5.0	16.8
Interest included in rent expense	28.4	30.9	38.3	33.1	38.6

Total fixed charges (b)	$280.2	$326.9	$228.9	$172.7	$206.7

Ratio of earnings to fixed charges (a/b)	4.0	3.2	3.6	1.9	1.9